UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Plan number: 008

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation
(AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina)
1 AVX Boulevard
Fountain Inn, South Carolina 29644

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina:

We have audited the accompanying statements of net assets available for benefits of AFGWU Local 1028 401(k)
Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Columbia, South Carolina
June 30, 2010

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2009

	2008	2009
Assets
Investments, at fair value
Mutual funds	$ 1,338,881	$ 1,129,821
Collective trust	1,158,551	-
Pooled separate account	-	1,007,504
Common stock of sponsor and affiliate	119,418	120,325
Money market fund	-	2,686
Participant loans	3,460	1,782
Total investments	2,620,310	2,262,118
Receivables
Participant contributions	613	142
Employer contributions	6,936	4,190
Total receivables	7,549	4,332
Total assets	2,627,859	2,266,450
Net assets available for benefits at fair value	2,627,859	2,266,450
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	187,040	50,798
Net assets available for benefits	$ 2,814,899	$ 2,317,248

The accompanying notes are an integral part of these financial statements.

   AFGWU Local 1028 401(k) Retirement Plan for
   Employees of AVX Corporation in Raleigh, North Carolina
     Statement of Changes in Net Assets Available for Benefits
     Year Ended December 31, 2009

2009

Investment income
Net appreciation in fair value of investments	$ 224,994
Interest and dividends	63,617
Total investment income	288,611
Contributions
Participant	17,357
Employer	10,659
Total contributions	28,016

Total additions	316,627

Benefits paid to participants and employee withdrawals	(807,208)
Administrative expenses	(7,070)
Total deductions	(814,278)
Net decrease	(497,651)
Net assets available for benefits
Beginning of year	2,814,899
End of year	$ 2,317,248

The accompanying notes are an integral part of this financial statement.

   AFGWU Local 1028 401(k) Retirement Plan for
    Employees of AVX Corporation in Raleigh, North Carolina
     Notes to Financial Statements
     December 31, 2008 and 2009

1.	Description of the Plan:

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility

The Plan, which was adopted on July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In March of 2009, the Plan was amended to be in compliance with the Internal Revenue Code (“IRC”) regarding participant eligibility and compensation limits.  This amendment is effective for plan years beginning on or after January 1, 2007. Effective January 1, 2009, the Plan moved all plan assets from Merrill Lynch to New York Life.

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a stable value investment and common stock of Kyocera Corporation as investment options for participants. In April 2006, the Plan eliminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.  The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution

1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation.  Additional contributions are made for members with 20 years or more of service as of July 1, 1995.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (1) the Company's contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Participant Loans

Plan participants may borrow from their individual account balance in the Plan.  A participant may have a maximum of two loans outstanding.  A participant must have a minimum $5,000 account balance in order to receive a loan and the minimum loan amount permitted by the Plan is $1,000.  The maximum allowable loan from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000.  These loans are repayable during a period up to 10 years.  Loans bear interest at a rate determined by the Plan Committee; at December 31, 2009 and 2008 the rate for new loans is 5% - 7% annually.  All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits

Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant's account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures

For the Plan year in which the forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions, and then to reduce the Company’s fixed contribution.  During the year ended December 31, 2009, there were no forfeitures used to reduce either matching or fixed contributions.  At December 31, 2008 and 2009, forfeited non-vested account balances totaled $32,653 and 33,893, respectively.  Throughout the year ended December 31, 2009, the forfeitures used to pay administrative costs were $7,058.

Administrative Expenses

Most of the costs to administer the Plan are paid by the Plan and allocated to participants’ accounts. Certain administrative fees are paid by the sponsor.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value.  See Note 4 herein.  Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

This Statement of Changes in Net Assets Available for Benefits persents the net appreciation in the fair value of the Plan's investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2009.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now codified in ASC 820, Fair Value Measurements and Disclosures and ASU 2009-12.  This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly.  The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  This guidance became effective prospectively for the Plan’s December 31, 2009 reporting period and did not materially impact the Plan’s financial statements or related disclosures.

In June 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-01, Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections" (collectively the "Codification").  The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities.  Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification supersedes all existing non-SEC accounting and reporting standards.  Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.  The FASB also issues Accounting Standards Updates (ASU).  An ASU communicates amendments to the ASC and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.  This Codification became effective for the Plan’s December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In September 2009, the FASB issued Accounting Standards Codification (ASC) Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASC 2009-12).  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also requires additional disclosure of the attributes of these investments such as:  (1) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (2) unfunded commitments; and (3) investment strategies of the investees.  The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (See Note 4, “Fair Value”).  The adoption of this ASU had no impact on the statement of net assets available for benefits and statements of changes in net assets available for benefits.

In February 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures.  The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements.  ASU 2010-09 became effective immediately upon issuance, and the Company has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010.  The Company does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2009, are as follows:

	2008	2009

Merrill Lynch Retirement Preservation Trust, at fair value	$ 1,345,591	*
Van Kampen Comstock Fund A	335,305	*
Oakmark Equity and Income Fund	299,676	*
BlackRock Global Allocation Fund	414,710	*
Delaware Diversified	178,800	*
NY Life Insurance Company Anchor Account I	*	$ 1,007,504
Janus Balanced Fund	*	618,909
Seligman Large-Cap Value Fund	*	308,287
PIMCO Total Return Fund	*	153,968

* Amount was less than 5% of the Plan’s net assets available for benefits as of December 31, 2008 and 2009, respectively.

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$ 9,221
Kyocera Corporation Common Stock	(8,314)
Mutual Funds	224,087
$ 224,994

4.	Fair Value:

Fair Value Hierarchy

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$ 308,287	$ 308,287	$ -	$ -
Large Cap Blend	667,481	667,481	-	-
Fixed Income	154,053	154,053	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	2,686	2,686	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	1,007,504	-	1,007,504	-
Common Stock:
Kyocera Corporation American Depository Shares	94,668	94,668	-	-
AVX Corporation Common Stock	25,657	25,657	-	-
Participant loans	1,782	-	-	1,782
Total	$ 2,262,118	$ 1,252,832	$ 1,007,504	$ 1,782

Participant Loans
Year Ended December 31, 2009
Balance, beginning of period	$ 3,460
Purchases, issuances and settlements	(1,678)
Balance, end of period	$ 1,782

		Based on
	Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual funds	$ 1,338,881	$ 1,338,881	$ -	$ -
Collective trust	1,158,551	-	1,158,551	-
Common stock of sponsor and affiliate	119,418	119,418	-	-
Participant loans	3,460	-	-	3,460
Total	$ 2,620,310	$ 1,458,299	$ 1,158,551	$ 3,460

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investment” section below.

Assets valued using Level 3 inputs in the table above represent participant loans with various interest rates. These loans are not traded in an active market. They are valued based on the loan amount outstanding. See additional discussion related to these loans in Note 1 under “Participant Loans” section above.

Valuation of Investments

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.  Participant loans are valued at their outstanding balances, net of loans deemed to be distributed, which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive.  The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2009 was 2.82%. For the year ended December 31, 2009, the average yield credited to participants in the Plan was 3.34%. There were no valuation reserves recorded that were associated with the pooled separate account in 2009. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Related-Party Transactions:
Loans to participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

At December 31, 2009, the Plan holds 1,072 shares of Kyocera Corporation common stock and 2,025 shares of AVX Corporation common stock with market values of $94,668 and $25,657, respectively.  At December 31, 2008, the Plan holds 1,423 shares of Kyocera Corporation common stock and 2,070 shares of AVX Corporation common stock with market values of $102,982 and $16,436, respectively.  The ability for participants to make additional investments in AVX stock was discontinued in April 2006.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service.  Participant accounts will be paid in accordance with Plan provisions as soon as is practicable after the termination.

7.	Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

8.	Reconciliation Between the Financial Statements and Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits provided in the financial statements:
	December 31,
	2008	2009
Net assets available for benefits per the financial statements	$ 2,814,899	$ 2,317,248
Add:
Defaulted loans deemed as distributions	124,436	-

Less:
Adjustment from contract value to fair value for pooled separate account	-	(50,798)
Participant contributions receivable	(613)	-
Employer contributions receivable	(6,936)	-
Net assets available for benefits per Form 5500	$ 2,931,786	$ 2,266,450

2009

Net decrease in net assets available for benefits per the financial statements	$ (497,651)
Add:
Employer contributions receivable at December 31, 2008	6,936
Participant contributions receivable at December 31, 2008	613
Less:
Adjustment from contract value to fair value for pooled separate account	(50,798)
Defaulted loans deemed as distributions in prior years	(124,436)

Net decrease in net assets available for benefits per Form 5500	$ (665,336)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan
for Employees of AVX Corporation in Raleigh, North Carolina)

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 30, 2010

AFGWU Local 1028 401(k) Retirement Plan for
Employees of AVX Corporation in Raleigh, North Carolina
PN 008 / EIN 33-0379007
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account		$1,007,504

*	MainStay Cash Reserves Fund	Money Market Fund		2,686

	Janus Balanced Fund	Mutual Fund		618,909
*	MainStay S&P 500 Index Fund	Mutual Fund		48,572
	Seligman Large-Cap Value Fund	Mutual Fund		308,287
	PIMCO Total Return Fund	Mutual Fund		153,968
	Wells Fargo Advantage Mid-Cap Discipline Fund	Mutual Fund		85
				1,129,821

*	AVX Corporation	Common Stock		25,657
*	Kyocera Corporation	Common Stock		94,668
				120,325

*	Participant Loans	Interest rates: 5% - 7% with varying
		maturity dates through 2011		1,782
				$2,262,118

*Denotes a party-in-interest
**Not applicable for participant directed investments